FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2018

UNILEVER N.V.

(Translation of registrant's name into English)

WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER N.V.

/S/ R SOTAMAA By R SOTAMAA CHIEF LEGAL OFFICER AND COMPANY SECRETARY

Date: 3 October 2018

EXHIBIT INDEX

EXHIBIT NUMBER  EXHIBIT DESCRIPTION

99  Notice to Euronext Amsterdam

Exhibit 99

This Report on Form 6-K contains the following:

Exhibit	99.1	Stock Exchange announcement dated	3 September 2018	entitled	‘Transaction in own Securities’
Exhibit	99.2	Stock Exchange announcement dated	11 September 2018	entitled	‘Transaction in own Securities’
Exhibit	99.3	Stock Exchange announcement dated	17 September 2018	entitled	‘Transaction in own Securities’
Exhibit	99.4	Stock Exchange announcement dated	19 September 2018	entitled	‘Unilever – Cancellation of Treasury Shares’
Exhibit	99.5	Stock Exchange announcement dated	24 September 2018	entitled	‘Transaction in own Securities’

Exhibit 99.1:

TRANSACTIONS IN OWN SECURITIES

3 September 2018 - Unilever N.V. (the “Company”) announces today that it has purchased the following number of its ordinary shares (or depositary receipts thereof) during the week starting on 27 August 2018 from UBS AG, London Branch (“UBS”). The repurchased shares will be held in treasury.

Ordinary Shares

Date of purchases:   27 August – 31 August 2018

Number of ordinary shares purchased:    2,552,907

Highest price paid per share:       EUR 50.0900

Lowest price paid per share:EUR 49.4400

Volume weighted average price paid per share:EUR 49.7588

Such purchases form part of the Company’s existing share buy-back programme and were effected pursuant to the instructions issued to UBS by the Company on 20 July 2018, as announced on that date.

Aggregated information

Monday 27 August 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	49.7419	97,648
BATS	49.7328	3,963
Chi-X	---	---
Turquoise	---	---
Tuesday 28 August 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)

Euronext Amsterdam	49.9639	35,313
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Wednesday 29 August 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	49.9794	247,635
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Thursday 30 August 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	49.9512	648,923
BATS	49.8955	81,577
Chi-X	---	---
Turquoise	---	---

Friday 31 August 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	49.6313	693,470
BATS	49.6240	547,350
Chi-X	49.5982	127,371
Turquoise	49.5658	69,657

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buy-back programme can be found on our website:

Trade-by-Trade disclosure table

Media Enquires: mediarelations.rotterdam@unilever.com

Exhibit 99.2:

TRANSACTIONS IN OWN SECURITIES

11 September 2018 - Unilever N.V. (the “Company”) announces today that it has purchased the following number of its ordinary shares (or depositary receipts thereof) during the week starting on 3 September 2018 from UBS AG, London Branch (“UBS”). The repurchased shares will be held in treasury.

Ordinary Shares

Date of purchases:   03 September – 07 September 2018

Number of ordinary shares purchased:    6,105,751

Highest price paid per share:       EUR 49.6500

Lowest price paid per share:EUR 47.4100

Volume weighted average price paid per share:EUR 48.3341

Such purchases form part of the Company’s existing share buy-back programme and were effected pursuant to the instructions issued to UBS by the Company on 20 July 2018, as announced on that date.

Aggregated information

Monday 03 September 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	49.5354	434,191
BATS	49.5331	218,733
Chi-X	49.5412	2,022
Turquoise	0.0000	---
Tuesday 04 September 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	49.0704	700,312
BATS	49.0289	557,373
Chi-X	49.0044	128,981
Turquoise	48.9630	66,104

Wednesday 05 September 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	48.1810	710,247
BATS	48.1781	479,337
Chi-X	48.1799	135,809
Turquoise	48.1820	66,740

Thursday 06 September 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	47.8026	752,727
BATS	47.7693	364,016
Chi-X	47.7695	148,162
Turquoise	47.7695	70,301

Friday 07 September 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	47.6407	796,625
BATS	47.6559	243,063
Chi-X	47.6559	158,489
Turquoise	47.6563	72,519

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buy-back programme can be found on our website:

Trade-by-Trade disclosure table

Media Enquires: mediarelations.rotterdam@unilever.com

Exhibit 99.3:

TRANSACTIONS IN OWN SECURITIES

17 September 2018 - Unilever N.V. (the “Company”) announces today that it has purchased the following number of its ordinary shares (or depositary receipts thereof) during the week starting on 10 September 2018 from UBS AG, London Branch (“UBS”). The repurchased shares will be held in treasury.

Ordinary Shares

Date of purchases:   10 September – 14 September 2018

Number of ordinary shares purchased:    2,868,886

Highest price paid per share:       EUR 48.9000

Lowest price paid per share:EUR 47.6750

Volume weighted average price paid per share:EUR 48.2191

Such purchases form part of the Company’s existing share buy-back programme and were effected pursuant to the instructions issued to UBS by the Company on 20 July 2018, as announced on that date.

Aggregated information

Monday 10 September 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	48.0070	805,078
BATS	48.0214	237,504
Chi-X	48.0217	163,507
Turquoise	48.0224	71,980

Tuesday 11 September 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	48.3322	761,756
BATS	48.3302	219,481
Chi-X	48.3304	161,903
Turquoise	---	---

Wednesday 12 September 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	48.5219	447,677
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Thursday 13 September 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	---	---
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Friday 14 September 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	---	---
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buy-back programme can be found on our website:

Trade-by-Trade disclosure table

Media Enquires: mediarelations.rotterdam@unilever.com

Exhibit 99.4:

Unilever - Cancellation of Treasury Shares

London/Rotterdam, 19 September 2018

Unilever N.V. ("NV") and Unilever PLC ("PLC") (together, "Unilever") announces the cancellation of 12,471,454 PLC shares held in treasury in accordance with the provisions of section 729 of the Companies Act 2006.

In accordance with Listing Rule 12.6.4, the Unilever discloses the following information:

Date of cancellation	19 September 2018
Number of ordinary shares held in treasury cancelled:	12,471,454
Total number of shares held in treasury following the cancellation:	1,058,000
Total number of ordinary shares in issue following the cancellation	1,187,191,284

DISCLAIMER This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends' or 'intention', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future acts, performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the "Group"). They are not historical facts, nor are they guarantees of future acts, performance or results.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; the effect of climate change on Unilever's business; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2017 and the Unilever Annual Report and Accounts 2017.

Exhibit 99.5:

TRANSACTIONS IN OWN SECURITIES

24 September 2018 - Unilever N.V. (the “Company”) announces today that it has purchased the following number of its ordinary shares (or depositary receipts thereof) during the week starting on 17 September 2018 from UBS AG, London Branch (“UBS”). The repurchased shares will be held in treasury.

Ordinary Shares

Date of purchases:   17 September – 21 September 2018

Number of ordinary shares purchased:    0

Highest price paid per share:       EUR 0.00

Lowest price paid per share:EUR 0.00

Volume weighted average price paid per share:EUR 0.00

Such purchases form part of the Company’s existing share buy-back programme and were effected pursuant to the instructions issued to UBS by the Company on 20 July 2018, as announced on that date.

Aggregated information

Monday 17 September 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	---	---
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Tuesday 18 September 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	---	---
BATS	---	---
Chi-X	---	---

Turquoise	---	---

Wednesday 19 September 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	---	---
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Thursday 20 September 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	---	---
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Friday 21 September 2018
Trading venue	Volume weighted average price (EUR)	Aggregated volume (shares)
Euronext Amsterdam	---	---
BATS	---	---
Chi-X	---	---
Turquoise	---	---

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buy-back programme can be found on our website:

Trade-by-Trade disclosure table

Media Enquires: mediarelations.rotterdam@unilever.com